AMENDED AND RESTATED

EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT, this Amended and Restated Expense Waiver and Reimbursement Agreement (this “Agreement”) is made and entered into as of April 22, 2016 (the “Effective Date”) between The Merger Fund VL, a Delaware statutory trust (the “Fund”), and Westchester Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser and the Fund entered into an expense and waiver reimbursement agreement on January 1, 2016 and desire to amend and restate that agreement on the Effective Date;

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Fund, dated January 1, 2011, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total annual expenses of the Fund to 1.40%;

NOW, THEREFORE, the parties hereto agree as follows:

1.          Expense Waiver and Reimbursement by the Adviser.  The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended, but not including brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund to 1.40% of the Fund’s average daily net assets.

2.          Duty of Fund to Reimburse.  Subject to approval by the Board of Trustees of the Fund, the Fund agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that the Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne, or in any year where such reimbursement shall cause the total annual expenses of the Fund for that year to exceed 1.40%, not including brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses.  The Fund’s Board of Trustees shall review quarterly any reimbursement paid to the Adviser with respect to the Fund in such quarter.

3.          Assignment.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

4.          Duration and Termination.  This Agreement shall be effective for the period from January 1, 2016 through April 30, 2017, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Fund. The Board of Trustees may terminate this Agreement at any time by written notice to the Adviser. The provisions of paragraph 2 shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE MERGER FUND VL		WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ Roy Behren	By:	/s/ Michael T. Shannon
Name:	Roy Behren	Name:	Michael T. Shannon
Title:	Co-President	Title:	Manager